Dykema Gossett PLLC Suite 300 39577 Woodward Avenue Bloomfield Hills, Michigan 48304 WWW.DYKEMA.COM Tel: (248) 203-0700 Fax: (248) 203-0763

D. Richard McDonald
Direct Dial: (248) 203-0859
Email: DRMCDONALD@DYKEMA.COM
October 31, 2011

Ms. Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2010
Filed on March 3, 2011
Form 8-K filed on October 17, 2011
File No. 000-22903

Dear Ms. Mills-Apenteng:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated October 17, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011, and the Company’s Form 8-K filed on October 17, 2011. This letter will confirm our telephone conversation of October 31, 2011 in which we discussed that Syntel would respond to the Staff’s comment letter no later than November 14, 2011. Thank you for your assistance.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/ D. Richard McDonald

D. Richard McDonald

cc:	Daniel M. Moore

BH01\1385618.2

ID\DRM - 076623/0015

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